

Mail Stop 4561

August 16, 2016

Steven Berns
Chief Financial Officer
Shutterstock, Inc.
350 Fifth Avenue, 21st Floor
New York, New York 10118

      Re: Shutterstock, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2015
             Filed February 24, 2016
             File No. 001-35669

Dear Mr. Berns:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Kathleen Collins

               Kathleen Collins
               Accounting Branch Chief
               Office of Information Technologies
               and Services